

Mail Stop 3561

May 23, 2017

Brian Mariotti
Chief Executive Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

>   **Re: Funko, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 28, 2017**
>   **CIK No. 0001704711**

Dear Mr. Mariotti:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to

potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please update your financial statements in your next amendment to Form S-1.

Basis of Presentation

Presentation of Financial Information, page iii

4. We note your disclosure which cites the reason for your presentation and discussion of combined results for the predecessor and successor periods for the combined year ended December 31, 2015 for certain financial information. Please note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X in your discussion. As such, please revise your MD&A discussion and elsewhere in the filing regarding the pro forma operating results in 2015 by reflecting the related pro forma adjustments under Article 11 of Regulation S-X. Also, please provide the pro forma financial information for 2015 in order to facilitate your discussion.

Prospectus Summary

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 25

5. Please present with equal or greater prominence the comparable GAAP measure margin percentage to the "Adjusted EBITDA margin" of 22.7% provided on page 25 and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI's) for guidance.

Capitalization, page 74

6. Refer to the second bullet point of the first paragraph. We note you define "Transactions" as the offering here while you refer "other related transactions" to the Unaudited Pro Forma Consolidated Financial Information section of the filing. However, we note you separately define "Transactions" as different from the offering as disclosed on page 85 of the section. Please revise to clarify your disclosures throughout the filing.

7. We note your presentation of one aggregate column Pro Forma Funko, Inc. for the capitalization after the Transaction and the offering. In that regard, please separately present two columns such as Pro Forma Funko, Inc. and Pro Forma as adjusted Funko, Inc. for the capitalization after the Transaction and the offering, respectively.

Unaudited Pro Forma Consolidated Financial Information, pages 85 to 88

8. Please provide footnotes to your pro forma financial statements to explain your transaction and offering adjustments. Please also include a separate footnote to provide reconciliations of the numerators and denominators for your pro forma net income per share data calculations.

9. Please provide pro forma tax adjustments on the face of the pro forma financial statements for the change of your LLC structure to a corporation. Please also provide similar pro forma information on the face of FAH LLC audited financial statements beginning on page F-6.

10. We note your presentation of pro forma as adjusted net income per share data on the face of the unaudited pro forma consolidated statement of operation for the year ended December 31, 2016. Please explain to us how you derive pro forma as adjusted net income and the related per share data. It appears pro forma as adjusted net income and its per share data are non-GAAP measures and that they are not prepared in accordance with Article 11 of Regulation S-X. If so, please label them as such and provide all of the disclosures as required under Item 10(e) of Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 94

11. We note you attribute the increase in sales to "continued development of our products as well as across more properties." Please revise to clearly disclose and quantify each material factor affecting sales price and/or volume behind the change in revenue and cost of sales. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources

Sources of Funds, page 97

12. We note your disclosure that "cash requirements have been met through cash provided by operating activities, cash and cash equivalents and borrowings under our Senior Secured Credit Facilities." We note "Contributions from Members" which per your Statement of Cash Flows was a material source of funds for the Successor 2015 period. Please clarify for us and disclose if the contributions would continue to be one of your major liquidity sources.

Historical Cash Flows, page 98

13. Please enhance your operating cash flow disclosures by providing a more detailed discussion and analysis of the material factors that impact the comparability of operating

cash flows in terms of cash. In so doing, discuss the underlying reasons and causes of changes. In this regard, explain how the changes in the balances of $33.6 million in accounts receivable, $8.5 million in prepaid expenses and other assets offset by $14.7 million in accounts payable and $7.7 million in accrued royalties actually impacted the change in your operating cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows may not be sufficient. Refer to Section IV.B of SEC Release No. 33-8350 for guidance.

Business

Sales, page 121

14. Please disclose the names of the customers that accounted for 10% or more of your sales for the successor and predecessor 2015 periods. We note from your disclosure on page F-11, for the "Successor 2015 period, approximately 24%, 20% and 13% of net sales were generated from three customers." Refer to Regulation S-K Item 101(c)(vii).

Executive Compensation Arrangements, page 136

15. We note that you have only listed Mr. Mariotti's employment agreement as an exhibit to your draft registration statement. It appears that you also have employment agreements with Messrs. Russell, McBreen and Daw in the form of offer letters. Please also file these agreements or advise.

Management Services Agreement, page 145

16. Please quantify the accelerated monitoring fee payable to ACON on consummation of the initial public offering.

Principal Stockholders, page 158

17. Refer to footnote (4). Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Rule 13d-3. Please revise this footnote accordingly.

Consolidated Statements of Operations, page F-7

18. We note you do not present earning per unit data on the face of the consolidated statements of operations. In this regard, please explain to us why you are not required to present earning per unit data and the related required disclosures pursuant to ASC 260-10-50 and ASC 260-10-15-2.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Sales Allowance, pages F-13 to F-14

19. We note your disclosures that rebate provisions, sales allowances, and discounts are recorded when the revenue is recognized. In that regard, please tell us and disclose in more detail the nature of these arrangements with your customers and the accounting policies related to timing and measurement of each of the sales incentives.

Advertising and Marketing Costs, page F-14

20. Please tell us if you have cooperative advertising arrangements with your customers. If so, please tell us and disclose their nature and your accounting policy for advertising costs in these arrangements.

3. Acquisitions

Acquisition of Funko Holdings LLC, page F-17

21. We note your disclosure that the cash portion of consideration paid to acquire Funko Holding LLC totaled $291.7 million. We also note that cash and cash equivalents as of October 30, 2015 in your Consolidated Statements of Cash Flows was $10.3 million. Please reconcile for us these amounts to the $241.5 million reported in the line item "Acquisitions, net of cash" on your Consolidated Statements of Cash Flows.

22. We note your disclosure that you paid $21.7 million cash to unit option holders at the time of the ACON acquisition, and that $16.8 million was attributable to service during the Predecessor 2015 period and the remaining $4.9 million was attributable to the 3,450 replacement Class A unit options. Please clarify for us and in your disclosure if the Predecessor unit option holders received both $4.9 million cash and 3,450 Class A unit options. Please explain to us how the cash amounts were allocated as well as telling us how you fair value the 3,450 Class A unit options and the fair value amounts.

23. Refer to the last paragraph on page F-18 regarding equity issued as part of purchase consideration. You state that certain members of management financed their purchase of Class A Units with loans from the Company for the aggregate amount of $0.9 million. In that regard, please explain to us how the Class A units subscription arrangement with management related to the purchase of Funko Holdings LLC.

You may contact Avrohom Friedmann at (202) 551-8298 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Marc D. Jaffe, Esq.
       Latham & Watkins LLP